LOCK-UP AGREEMENT

                                 March __, 2005


ALLIANCE DISTRIBUTORS HOLDING INC.
15-15 132nd Street
College Point, New York 11356

SUNRISE SECURITIES CORPORATION
641 Lexington Avenue--25th Floor
New York, NY 10021

Ladies and Gentlemen:

      The undersigned is an owner of record or beneficially of certain shares of common stock (the "Common Stock") of Alliance Distributors Holding Inc. (the
"Company") or securities convertible into or exchangeable or exercisable for Common Stock. As a condition for obtaining the consent of the Company and Sunrise Securities Corporation for the sale by Francis Vegliante of 4,000,000 shares of common stock of the Company to investors in a private transaction, the undersigned has agreed to enter into this letter agreement.

         In consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees that the undersigned will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition") any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, "Securities") now owned or hereafter acquired directly by such person or with respect to which such person has or hereafter acquires the power of disposition, otherwise than (i) as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by this restriction, (ii) as a distribution to partners or shareholders of such person, provided that the distributees thereof agree in writing to be bound by the terms of this restriction, (iii) with respect to dispositions of Common Stock acquired on the open market or (iv) with the prior written consent of both the Company and Sunrise Securities Corporation, through the close of business on June 29, 2005 (the "Lock-up Period"). The foregoing restriction has been expressly agreed to preclude the holder of the Securities from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Disposition of Securities during the Lock-up Period, even if such Securities would be disposed of by someone other than such holder. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Securities or with respect to any security (other than a broad-based market basket or index) that included, relates to or derives any significant part of its value from Securities. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of shares of Common Stock or Securities held by the undersigned except in compliance with the foregoing restrictions.

         This agreement is irrevocable and will be binding on the undersigned and his heirs, personal representatives and assigns.

         Date: March  __, 2005.


                                                  -------------------------
                                                  Francis Vegliante